UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Public-Held Company with Authorized Capital

Tax ID (“CNPJ”) nº 06.057.223/0001-71

NIRE 33.3.002.7290-9

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON

MAY 27,2025

1.	DATE, TIME AND PLACE: On May 27, 2025, at 8:00 a.m., at the headquarters of Sendas Distribuidora S.A. (“Company” or “Issuer”), located at Avenida Ayrton Senna, nº 6,000, Lot 2, Pal 48959, Annex A, Jacarepaguá, ZIP Code 22775-005, city of Rio de Janeiro, state of Rio de Janeiro.

2.	COMPOSITION OF THE BOARD: Chairman: Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz.

3.	CALL AND ATTENDANCE: The call notice was waived due to the presence of all members of the Company’s Board of Directors, namely, Messrs. Oscar de Paula Bernardes Neto, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, Miguel Maia Mickelberg, Júlio Cesar de Queiroz Campos, Leila Abraham Loria, and José Roberto Meister Müssnich.

4.	AGENDA: To deliberate on:

(i)	the execution, as well as the approval of the terms and conditions, of the 13th (thirteenth) issuance of simple debentures, not convertible into shares, unsecured, in a single series, by the Company, in the total amount of R$1,500,000,000.00 (one billion, five hundred million reais) (“Debentures” and “Issuance”, respectively), which will be the subject of a public offering to be registered with the Brazilian Securities and Exchange Commission (“CVM”), under the automatic registration procedure, pursuant to CVM Resolution No. 160, of July 13, 2022, as amended (“Offering” and “CVM Resolution 160”, respectively), Law No. 6,385, of December 7, 1976, as amended (“Securities Market Law”) and Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporations Law”), and other applicable legal and regulatory provisions;

(ii)	the execution, by the Company, of all and any instruments necessary and/or convenient to conduct the Issuance, assume the obligations arising from the Debentures, and implement the Offering;

(iii)	the authorization to the Executive Board and other legal representatives of the Company to perform all acts and take all measures necessary and/or convenient for the formalization of the Issuance and the Offering, including, but not limited to, negotiation and execution of the Deed of Issuance (as defined below), the Distribution Agreement (as defined below), any amendments to such instruments, and all other documents related to the Issuance and the Offering;

(iv)	the authorization to the Executive Board and other legal representatives of the Company to hire the financial institutions that are part of the Brazilian securities distribution system to act as intermediaries of the Offering (“Joint Bookrunners”) through the “Instrumento Particular de Contrato de Coordenação, Colocação e Distribuição Pública, sob o Rito de Registro Automático, da 13ª (Décima Terceira) Emissão de Debêntures Simples, Não Conversíveis em Ações, em Série Única, da Espécie Quirografária, da Sendas Distribuidora S.A.” (“Distribution Agreement”), the Trustee (as defined below), the Bookkeeper (as defined below), the Settlement Bank (as defined below), the Rating Agency (as defined below), legal advisors, and other service providers related to the Issuance and the Offering, being able, for this purpose, to negotiate, sign the respective contracts, and set their respective fees; and (v) the ratification of all acts previously performed by the Company, through its officers and other legal representatives, as the case may be, related to the Issuance and the Offering, as well as the resolutions below.

5.	RESOLUTION: The members of the Board of Directors, having previously analyzed and received a favorable recommendation from the Finance and Investment Committee, examined the items on the agenda and resolved, unanimously and without reservations:

(i)	To authorize the execution of the Issuance and the Offering by the Company, with the following main characteristics, which will be detailed and regulated in the “Instrumento Particular de Escritura da 4ª (Quarta) Emissão de Debêntures Simples, não Conversíveis em Ações, da Espécie Quirografária, em Série Única, para Distribuição Pública com Esforços Restritos, da Sendas Distribuidora S.A.” (“Deed of Issuance”), pursuant to paragraph 1 of article 59 of the Brazilian Corporations Law and article 17, item (q) of its Bylaws, regardless of further approval at a General Meeting.

a)	Total Issuance Amount: The total amount of the Issuance will be R$1,500,000,000.00 (one billion, five hundred million reais), on the Issuance Date (as defined below);

b)	Issuance Date: For all legal purposes, the issuance date of the Debentures will be defined in the Deed of Issuance (“Issuance Date”);

c)	Issuance Number: The Issuance represents the 13th (thirteenth) issuance of Debentures by the Issuer;

d)	Unit Par Value: The unit par value of the Debentures, on the Issuance Date, will be R$1,000.00 (one thousand reais) (“Unit Par Value”);

e)	Number of Series: The Issuance will be conducted in a single series;

f)	Quantity of Debentures: 1,500,000 (one million, five hundred thousand) Debentures will be issued;

g)	Guarantees: The Debentures will not have real or personal guarantees;

h)	Term and Maturity Date: The Debentures will have a term of 4 (four) years from the Issuance Date, maturing on the date provided in the Deed of Issuance (“Maturity Date”), except for early maturity of the obligations arising from the Debentures and early redemption of all Debentures, as provided in the Deed of Issuance;

i)	Form, Type, and Proof of Ownership: The Debentures will be issued in registered and book-entry form, without the issuance of certificates, and, for all legal purposes, ownership will be evidenced by the statement issued by the Bookkeeper and, additionally, for Debentures electronically held at B3 (as to be defined in the Deed of Issuance), by a statement issued by B3 in the name of the debenture holder, which will serve as proof of ownership;

j)	Start Date of Yield: For all legal purposes, the start date of yield of the Debentures will be the first Subscription Date (as defined below) (“Start Date of Yield”);

k)	Type: The Debentures will be unsecured, pursuant to article 58 of the Brazilian Corporations Law;

l)	Use of Proceeds: The net proceeds raised through the Offering will be used by the Issuer as part of the payment for the early redemption of all simple debentures, not convertible into shares, unsecured, in a single series, of the 4th (fourth) issuance of the Issuer, issued under the “Instrumento Particular de Escritura da 4ª (Quarta) Emissão de Debêntures Simples, não Conversíveis em Ações, da Espécie Quirografária, em Série Única, para Distribuição Pública com Esforços Restritos, da Sendas Distribuidora S.A.”, initially executed on November 26, 2021 (as amended from time to time), whose trading code is ASAI14, which must be completed within up to 3 (three) Business Days (as to be defined in the Deed of Issuance) from the Start Date of Yield;

m)	Settlement Bank and Bookkeeper: The functions of settlement bank will be performed by Banco Bradesco S.A., a financial institution headquartered in the City of Osasco, State of São Paulo, at Núcleo Cidade de Deus s/n.º, Vila Yara, enrolled with CNPJ under No. 60.746.948/0001-12 (“Settlement Bank”). The functions of bookkeeper will be performed by Banco Bradesco S.A., as qualified above (“Bookkeeper”). The Bookkeeper will be responsible for bookkeeping the Debentures, among other responsibilities defined by CVM and B3 regulations;

n)	Trustee: The Company will appoint Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, a financial institution headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, nº 4,200, Block 08, Wing B, Rooms 302, 303, and 304, Barra da Tijuca, ZIP Code 22640-102, enrolled with CNPJ under No. 17.343.682/0001-38 (“Trustee”);

o)	Monetary Adjustment: The Unit Par Value of the Debentures will not be subject to monetary adjustment;

p)	Remuneration of the Debentures: On the Unit Par Value or the balance of the Unit Par Value of the Debentures, as the case may be, interest corresponding to the accumulated variation of 100% (one hundred percent) of the daily average Taxa DI for one day, “over extra group”, expressed as an annual percentage, base 252 (two hundred and fifty-two) Business Days, calculated and disclosed daily by B3 (“Taxa DI”), plus a spread of 1.20% (one point two zero percent) per year, base 252 Business Days (“Remuneration”), will be applied. The Remuneration will be calculated exponentially and cumulatively pro rata temporis for elapsed Business Days, on the Unit Par Value or balance thereof, as the case may be, from the Start Date of Yield, or the immediately preceding Remuneration Payment Date (as defined below) (inclusive) until the actual payment date. The Remuneration will be calculated according to the formula provided in the Deed of Issuance;

q)	Amortization of the Unit Par Value: The Unit Par Value or its balance, as the case may be, will be amortized in a single installment, to be paid on the Maturity Date;

r)	Payment of Remuneration: Without prejudice to payments due to early maturity of the obligations arising from the Debentures, Optional Extraordinary Amortization (as defined below), Optional Early Redemption (as defined below), and Early Redemption Offer (as defined below), as to be defined in the Deed of Issuance, the Remuneration will be paid semiannually, from the Issuance Date, with the first payment due on the date provided in the Deed of Issuance, and the other payments always due on the dates provided in the Deed of Issuance (“Remuneration Payment Date”);

s)	Placement and Distribution Plan: The Debentures will be the subject of a public offering, exclusively for Professional Investors (as to be defined in the Deed of Issuance), under the Securities Market Law, CVM Resolution 160, and other legal provisions, under a firm guarantee placement regime for all Debentures, as per the Distribution Agreement. According to article 57 of CVM Resolution 160, the Offering will be on the market from the date of publication of the Market Notice, and the Joint Bookrunners may make sales efforts through the dissemination of the Offering’s advertising documents and presentations to potential investors, as determined in agreement with the Issuer (“Market Offering”). After the start of the Market Offering, the Issuer and the Joint Bookrunners may widely publicize the Offering, including through explanatory and educational material, advertising material, investor presentations, and media interviews, subject to the consistency, language, and quality criteria provided in article 12 of CVM Resolution 160. The Offering will be conducted by the Joint Bookrunners according to a distribution plan to be prepared under article 49 of CVM Resolution 160, with no limitation on the number of investors accessed by the Joint Bookrunners, and it will also be possible for any number of Professional Investors to subscribe or acquire the Debentures. There will be no preference or priority for subscription of the Debentures by the current shareholders of the Issuer. The Issuance and the Offering may not have their value and quantity increased under any circumstances, and therefore, there is no option for an additional lot of Debentures, under article 50 of CVM Resolution 160. No discount will be granted by the Joint Bookrunners to Professional Investors interested in acquiring the Debentures in the Offering, subject to the possibility of premium or discount, as per item (u) below, and there will be no maximum or minimum lots, regardless of chronological order. Partial distribution of the Debentures will not be allowed;

t)	Deposit for Distribution, Trading, and Electronic Custody: The Debentures must be deposited for (i) primary market distribution through the MDA – Asset Distribution Module, managed and operated by B3; and (ii) secondary market trading through CETIP21, managed and operated by B3, with distribution and trades settled financially and the Debentures held electronically at B3. The Debentures may be freely traded on the secondary market among Professional Investors from the start date of their trading. However, under article 86, item I, sub-items “a” and “b” of CVM Resolution 160, the Debentures may only be traded on the secondary market (i) among qualified investors, as defined in articles 12 and 13 of CVM Resolution 30, after 3 (three) months from the publication of the Closing Announcement of the Offering (as to be defined in the Deed of Issuance); and (ii) among general investors, after 6 (six) months from the publication of the Closing Announcement of the Offering;

u)	Subscription Price and Form of Payment: The payment for the Debentures in the primary market will be made according to the procedures adopted by B3, in cash, in local currency, at the time of subscription, allowing one or more subscriptions and payments on each payment date (“Payment Date”). On the Start Date of Yield, the payment for the Debentures will be made at their Unit Par Value. If any Debentures are paid on any date other than and after the Start Date of Yield, the payments will be made at the Unit Par Value plus Remuneration calculated pro rata temporis from the Start Date of Yield until the respective Payment Date. The Debentures may be placed with a premium or discount, to be defined at the sole discretion of the Joint Bookrunners, at the time of subscription, provided that such premium or discount is applied equally to all Debentures paid on the same Payment Date, under article 61 of CVM Resolution 160. The premium or discount, as the case may be, will be applied upon the occurrence of one or more objective market conditions, at the sole discretion of the Joint Bookrunners, including, but not limited to: (i) change in the SELIC rate; (ii) change in the interest rates of national treasury securities; (iii) change in the Broad Consumer Price Index – IPCA (as referred to in Brazil), calculated and disclosed by the Brazilian Institute of Geography and Statistics – IBGE (as referred to in Brazil) and/or the Taxa DI; or (iv) material change in the indicative trading rates of fixed income securities (debentures, real estate receivables certificates, agribusiness receivables certificates, and others) disclosed by ANBIMA (as to be defined in the Deed of Issuance), provided that the Offering price will be unique and, therefore, any premium or discount will not result in a change in the total costs (all-in cost) of the Company to be established in the Deed of Issuance and the Distribution Agreement;

v)	Early Maturity: The Debentures, as well as all obligations contained in the Deed of Issuance, are subject to automatic and non-automatic early maturity, under the terms established in the Deed of Issuance, making the payment of the Unit Par Value, or its balance, as the case may be, plus Remuneration, calculated pro rata temporis from the Start Date of Yield, or the immediately preceding Remuneration Payment Date, as the case may be, until the actual payment date, as well as any other amounts eventually due by the Issuer under the Deed of Issuance, immediately due and payable by the Company, regardless of any notice, judicial or extrajudicial notification to the Company or consultation with the Debenture holders (as to be defined in the Deed of Issuance), upon the occurrence of certain events of automatic and non-automatic early maturity, as to be established in the Deed of Issuance;

w)	Optional Early Redemption: The Issuer may, subject to the terms and conditions set forth below, at its sole discretion, at any time from the date provided in the Deed of Issuance, exclusive, carry out the early redemption of all Debentures (“Optional Early Redemption”), by sending a notice to all Debenture holders, with a copy to the Trustee, or by publishing a notice to the Debenture holders, at least 10 (ten) Business Days in advance of the event date, informing (i) the date on which the Optional Early Redemption will be carried out, which must be a Business Day; and (ii) any other relevant information for the Debenture holders. In the event of Optional Early Redemption, payment will be made of the respective Unit Par Value or its balance, as the case may be, plus Remuneration, calculated pro rata temporis from the Start Date of Yield or the last Remuneration Payment Date, as the case may be, until the date of the actual Optional Early Redemption, plus the Optional Early Redemption Premium (as defined below), as well as penalty and late interest, if any. For the purposes of this Board of Directors Meeting, “Optional Early Redemption Premium” means a premium equivalent to 0.35% (thirty-five hundredths percent) per year, pro rata temporis, base 252 Business Days, on the Unit Par Value, plus the respective Remuneration due, calculated pro rata temporis from the Start Date of Yield or the last Remuneration Payment Date, as the case may be, until the date of the actual Optional Early Redemption, multiplied by the remaining term of the Debentures, considering the number of Business Days between the date of the Optional Early Redemption and the Maturity Date, as per the formula to be provided in the Deed of Issuance. Partial Optional Early Redemption of the Debentures will not be allowed;

x)	Optional Extraordinary Amortization: The Issuer may, subject to the terms and conditions set forth below, at its sole discretion and regardless of the will of the Debenture holders, from the date defined in the Deed of Issuance, exclusive, carry out optional extraordinary amortization of the Debentures, by paying a portion of the Unit Par Value or its balance, as the case may be, plus Remuneration, calculated pro rata temporis from the Start Date of Yield or the last Remuneration Payment Date, as the case may be, until the date of the actual early amortization, plus the Optional Extraordinary Amortization Premium (as defined below), as well as penalty and late interest, if any (“Optional Extraordinary Amortization”). For the purposes of this Board of Directors Meeting, “Optional Extraordinary Amortization Premium” means a premium equivalent to 0.35% (thirty-five hundredths percent) per year, pro rata temporis, base 252 Business Days, on the portion of the Unit Par Value, plus the respective Remuneration, calculated pro rata temporis from the Start Date of Yield or the last Remuneration Payment Date, as the case may be, subject to Optional Extraordinary Amortization, multiplied by the remaining term of the Debentures, considering the number of Business Days between the Optional Extraordinary Amortization Date (as defined below) and the Maturity Date of the Debentures, as per the formula to be described in the Deed of Issuance. The Optional Extraordinary Amortization must be limited to 98% (ninety-eight percent) of the Unit Par Value of the Debentures and may only occur by communication addressed directly to the Debenture holders, with a copy to the Trustee or, alternatively, by publication of a communication addressed to the Debenture holders to be widely disseminated as to be defined in the Deed of Issuance (“Optional Extraordinary Amortization Communication”), at least 10 (ten) Business Days before the date scheduled for the actual Optional Extraordinary Amortization (“Optional Extraordinary Amortization Date”), and will be carried out according to B3 procedures;

y)	Optional Acquisition: Subject to the provisions of CVM Resolution No. 77, of March 29, 2022, the Issuer may, at any time, acquire Debentures, as provided in article 55, paragraph 3, of the Brazilian Corporations Law, provided that it observes any rules issued by the CVM, and such fact, if required by applicable legal and regulatory provisions, must be included in the management report and the Issuer’s financial statements. The Debentures acquired by the Issuer under this item may, at the Issuer’s discretion, be canceled, remain in the Issuer’s treasury, or be re-placed on the market, subject to the restrictions imposed by CVM Resolution 160. The Debentures acquired by the Issuer to remain in treasury, under this item, if and when re-placed on the market, will be entitled to the same remuneration applicable to the other Debentures;

z)	Early Redemption Offer: The Issuer may, at its sole discretion, at any time from the Issuance Date, make an offer for early redemption of all Debentures (“Early Redemption Offer”). The Early Redemption Offer will be addressed to all Debenture holders, without distinction, ensuring equal conditions for all Debenture holders to accept the early redemption of the Debentures they hold, according to the terms and conditions to be provided in the Deed of Issuance. The Issuer will make the Early Redemption Offer by publishing a communication addressed to the Debenture holders, to be widely disseminated as to be provided in the Deed of Issuance or by individual communication to be sent by the Issuer to each Debenture holder, with a copy to the Trustee and B3, which must describe the terms and conditions of the Early Redemption Offer, as provided in the Deed of Issuance. On the occasion of the Early Redemption Offer, the Debenture holders will be entitled to payment of the Unit Par Value or its balance, as the case may be, and, if applicable, plus (i) Remuneration, calculated pro rata temporis, from the Start Date of Yield or the immediately preceding Remuneration Payment Date, as the case may be, until the date of the redemption subject to the Early Redemption Offer, as well as, if applicable, (ii) redemption premium, which, if any, may not be negative, and (iii) if applicable, late charges (as defined below) due and unpaid, until the date of such redemption;

aa)	Scheduled Rescheduling: The Debentures will not be subject to scheduled rescheduling;

bb)	Late Charges: In the event of late payment by the Issuer of any amount due to the Debenture holders, overdue and unpaid amounts by the Issuer will be, from the date of default until the date of actual payment, subject to, regardless of notice, notification, or judicial or extrajudicial interpellation, in addition to Remuneration, (i) a conventional, irreducible, and non-compensatory penalty of 2% (two percent); and (ii) late interest at the rate of 1% (one percent) per month, both levied on the overdue amounts, except if the default occurs due to an operational problem of third parties and provided that the total overdue amount is paid by the next Business Day after the date on which the payment should have been made (“Late Charges”);

cc)	Place of Payment: Payments due on the Debentures will be made by the Issuer through B3, in accordance with B3’s procedures, if the Debentures are held electronically at B3, or by the Issuer, through the Bookkeeper, if the Debentures are not held electronically at B3;

dd)	Extension of Deadlines: Deadlines for payment of any obligation provided in the Deed of Issuance will be automatically extended to the first subsequent Business Day if the due date falls on a day when there is no banking business in the City of São Paulo, State of São Paulo, without any increase in the amounts to be paid, except for cases where payments must be made through B3, in which case there will only be an extension when the payment date falls on a declared national holiday, Saturday, or Sunday;

ee)	Risk Rating: Fitch Ratings Brasil Ltda. (“Rating Agency”) has been hired as the rating agency for the Offering, which will assign a rating to the Debentures; (ff) Splitting: Splitting of the Unit Par Value, Remuneration, and other rights granted to the Debenture holders will not be allowed, under item IX of article 59 of the Brazilian Corporations Law;

ff)	Other Conditions: All other specific conditions and rules related to the Offering, the Issuance, and/or the Debentures will be addressed in the Deed of Issuance and other related documents.

(ii)	To execute all and any instruments necessary and/or convenient for the execution of the Issuance, as well as to assume the obligations arising from the Debentures and implement the Offering;

(iii)	To authorize the Executive Board and other legal representatives of the Company to perform all acts and take all measures necessary and/or convenient for the formalization of the Issuance and the Offering, including, but not limited to, negotiation and execution of the Deed of Issuance, the Distribution Agreement, any amendments to such instruments, and all other documents related to the Issuance and the Offering;

(iv)	To authorize the Executive Board and other legal representatives of the Company to hire the Joint Bookrunners through the Distribution Agreement, the Trustee, the Bookkeeper, the Settlement Bank, the Rating Agency, legal advisors, and other service providers related to the Issuance and the Offering, such as B3, being able, for this purpose, to negotiate, sign the respective contracts, and set their respective fees;

(v)	To ratify all acts previously performed by the Company, through its officers and other legal representatives, as the case may be, related to the Issuance and the Offering, as well as the above resolutions.

6.	APPROVAL AND SIGNING OF THE MINUTES: There being no further business to discuss, the Chairman suspended the meeting for the time necessary to draw up these minutes, which were subsequently read, approved, and signed by all present. Rio de Janeiro, May 27, 2025. Chairman of the Board: Mr. Oscar de Paula Bernardes Neto; Secretary of the Board: Ms. Tamara Rafiq Nahuz. Attending members of the Board of Directors: Messrs. Oscar de Paula Bernardes Neto, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, Miguel Maia Mickelberg, Júlio Cesar de Queiroz Campos, Leila Abraham Loria, and José Roberto Meister Müssnich.

I certify, for all due purposes, that this document is an excerpt from the minutes drawn up in the proper book, pursuant to paragraph 3 of article 130 of Law No. 6,404/76, as amended.

Rio de Janeiro, May 27, 2025.

__________________________________

Tamara Rafiq Nahuz

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.